Exhibit 99.2

BOLAGSORDNING/ARTICLES OF ASSOCATION FÖR/FOR
Eco Wave Power Global AB (publ) (Org. nr./Reg. No. 559202-9499)

§ 1 Företagsnamn/Company name.

Bolagets företagsnamn är Eco Wave Power Global AB (publ). Bolaget är publikt.

The company’s name is Eco Wave Power Global AB (publ). The company is a public company.

§ 2 Styrelsens säte/Registrered office of the Board of Directors

Bolagets styrelse har sitt säte i Stockholm.

The Board of Directors’ registered office shall be situated Stockholm, Sweden.

§ 3 Verksamhet/Business

Bolaget har till föremål för sin verksamhet att, direkt eller indirekt, genom hel- eller delägda dotterbolag bedriva forskning, utveckling och försäljning av tjänster och produkter för förnybar elproduktion och därmed förenlig verksamhet.

The company’s business is to, directly or indirectly, through wholly or partly owned subsidiaries, carry out research, development and sales of services and products for renewable electricity production or related activities.

§ 4 Aktiekapital och aktieslag /Share capital and class of shares

Aktiekapitalet ska vara lägst 935 000 kronor och högst 3 740 000 kronor. Aktierna ska kunna ges ut i två serier, serie A och stamaktier. Aktier av serie A medför tio (10) röster per aktie och stamaktier medför en (1) röst per aktie. I övrigt ska aktier av serie A och stamaktier, i den mån inte annat följer av denna bolagsordning, medföra samma rätt. Aktier av varje aktieslag kan utges till ett antal motsvarande hela aktiekapitalet.

The share capital shall be no less than SEK 935,000 and no more than SEK 3,740,000. The shares must be able to be issued in two types, series A and ordinary shares. Series A shares carry ten (10) votes per share and ordinary shares carry one (1) vote per share. In all other respects, series A and ordinary shares shall carry the same rights, unless otherwise provided in the articles of association. Shares of each class of shares can be issued in a number corresponding to the entire share capital.

Aktie av serie A berättigar inte till vinstutdelning.

Series A shares do not entitle the holder to dividends.

Beslutar bolaget att genom kontantemission eller kvittningsemission ge ut nya aktier av serie A och stamaktier, ska ägare av aktier av serie A och stamaktier äga företrädesrätt att teckna nya aktier av samma aktieslag i förhållande till det antal aktier innehavaren förut äger (primär företrädesrätt). Aktier som inte tecknas med primär företrädesrätt ska erbjudas samtliga aktieägare till teckning (subsidiär företrädesrätt). Om inte sålunda erbjudna aktier räcker för den teckning som sker med subsidiär företrädesrätt, ska aktierna fördelas mellan tecknarna i förhållande till det totala antal aktier de förut äger i bolaget. I den mån detta inte kan ske vad avser viss aktie/vissa aktier, sker fördelning genom lottning.

If the company decides to issue new series A and ordinary shares through a cash issue or set-off issue, owners of series A and ordinary shares shall have a preferential right to subscribe for new shares of the same class in relation to the number of shares previously held by the holder (primary preferential right). Shares that have not been subscribed for with primary preferential rights shall be offered to all shareholders for subscription (subsidiary preferential rights). If the shares thus offered are not sufficient for the subscription that takes place with subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares they previously own and, insofar as this cannot be done, by drawing lots.

Beslutar bolaget att genom kontantemission eller kvittningsemission ge ut aktier endast av serie A eller stamaktier, ska samtliga aktieägare, oavsett om deras aktier är av serie A eller stamaktier äga företrädesrätt att teckna nya aktier i förhållande till det antal aktier de förut äger.

If the company decides to issue shares of only series A or ordinary shares through a cash issue or set-off issue, all shareholders, regardless of whether their shares are of series A or ordinary shares, shall have a preferential right to subscribe for new shares in proportion to the number of shares they previously own.

Vad som sagts ovan ska inte innebära någon inskränkning i möjligheten att fatta beslut om kontantemission eller kvittningsemission med avvikelse från aktieägares företrädesrätt.

What has been said above shall not entail any restriction on the possibility of making a decision on a cash issue or set-off issue with deviation from the shareholders’ preferential rights.

Vad som föreskrivs ovan om aktieägares företrädesrätt ska äga motsvarande tillämpning vid emission av teckningsoptioner och konvertibler.

What has been said above shall regarding shareholders’ preferential rights shall apply mutatis mutandis to the issue of options or convertibles.

Vid ökning av aktiekapitalet genom fondemission ska nya aktier emitteras av varje aktieslag i förhållande till det antal aktier av samma slag som finns sedan tidigare. Därvid ska gamla aktier av visst aktieslag medföra företrädesrätt till nya aktier av samma aktieslag. Vad som nu sagts ska inte innebära någon inskränkning i möjligheten att genom fondemission, efter erforderlig ändring av bolagsordningen, ge ut aktier av nytt slag.

In the event of an increase in the share capital through a bonus issue, new shares shall be issued for each share class in relation to the number of shares of the same type that already exist. In this case, old shares of a certain class of shares shall carry the right to new shares of the same class of shares. What has now been said shall not entail any restriction on the possibility of issuing shares of a new type through a bonus issue, following a necessary change in the articles of association.

Aktier av serie A ska på begäran av ägare till sådana aktier omvandlas till stamaktier. Begäran om omvandling, som ska vara skriftlig och ange det antal aktier av serie A som ska omvandlas till stamaktier samt om begäran inte omfattar hela innehavet, vilka aktier av serie A omvandlingen avser, ska göras hos styrelsen. Bolaget ska genast anmäla omvandlingen till Bolagsverket för registrering i aktiebolagsregistret. Omvandlingen är verkställd när den registreras i aktiebolagsregistret samt antecknats i avstämningsregistret.

Shares of series A shall be converted into ordinary shares at the request of the owner of such shares. The request for conversion, which must be in writing and shall specify the number of shares of series A to be converted into ordinary shares and, if the request does not cover the entire holding, which series A shares are to be converted, must be made to the board. The company shall immediately notify the Swedish Companies Registration Office of the conversion for registration in the register of limited companies. The conversion shall be deemed to have been effected when it has been registered in the register of limited companies and entered in the registers of shareholders.

§ 5 Antal aktier/Shares

Antalet aktier ska vara lägst 46 750 000 och högst 187 000 000.

The number of shares shall be no less than 46,750,000 and no more than 187,000,000.

§ 6 Styrelse/Board of Directors

Styrelsen ska bestå av lägst tre (3) och högst åtta (8) ledamöter utan suppleanter.

The Board of Directors shall consist of no less than three (3) and no more than eight (8) directors, without deputy directors.

Inna Braverman och David Leb ska, i samband med årsstämma, vardera ha rätt att utse en (1) ordinarie ledamot till styrelsen för tiden intill slutet av nästkommande årsstämma under förutsättning att styrelsen därefter består av minst fem (5) ledamöter.

Inna Braverman and David Leb shall, in connection with the annual shareholder’s meeting, each have the right to appoint one (1) ordinary member to the Board for the period until the end of the next annual shareholder’s meeting, provided that the Board thereafter consists of at least five (5) members.

För ett giltigt beslut om ändring av § 6 i bolagsordningen krävs, utöver den röstmajoritet som framgår av lag, samtycke från såväl Inna Braverman som David Leb.

A valid resolution to amend § 6 of the Articles of Association requires, in addition to the voting majority required by law, the consent of both Inna Braverman and David Leb.

§ 7 Revisorer/Auditors

Bolaget skall ha lägst en (1) och högst två (2) revisorer, utan eller med högst två (2) revisorssuppleanter, eller lägst ett (1) och högst två (2) registrerade revisionsbolag. Revisor och revisorssuppleant, respektive huvudansvarig revisor skall vara auktoriserad revisor.

The company shall have no less than one (1) and no more than two (2) auditors, without or with no more than two (2) deputy auditors, or at least one (1) and no more than two (2) registered auditing firms. The auditor(s) and deputy/deputies and principal auditor shall be authorised public accountants.

§ 8 Kallelse/Notice

Kallelse till bolagsstämma ska ske genom annonsering i Post och Inrikes Tidningar och på bolagets webbplats, samt genom annonsering med information om att kallelse har skett i Svenska Dagbladet.

Notices of shareholders’ meetings shall be published in Post- och Inrikes Tidningar (the Swedish Official Gazette) and be kept available on the company’s website and an announcement with information that the notice has been issued shall be published in Svenska Dagbladet.

Aktieägare som vill delta i förhandlingarna vid bolagsstämma ska göra anmälan till bolaget senast den dag som anges i kallelsen till stämman.

Shareholders wishing to participate in shareholders’ meetings must notify the company no later than the date specified in the notice of the shareholders’ meeting.

Aktieägare får vid bolagsstämma medföra ett eller två biträden dock endast om aktieägaren gjort anmälan härom enligt föregående stycke.

Shareholders may bring one or two counsels at shareholders’ meetings only if the shareholder has given notice in accordance with the previous section.

§ 9 Årsstämma/Annual shareholders’ meeting

Årsstämma ska avhållas inom sex månader efter räkenskapsårets utgång.

The annual shareholder’s meeting shall be held within six months after the end of the fiscal year.

På årsstämman ska följande ärenden behandlas:

1.	Val av ordförande vid stämman.

2.	Upprättande och godkännande av röstlängd.

3.	Val av en eller två justerare.

4.	Godkännande av dagordning.

5.	Prövning av om stämman blivit behörigen sammankallad.

6.	Framläggande av årsredovisning och revisionsberättelse samt i förekommande fall, koncernredovisning och koncernrevisionsberättelse.

7.	Beslut om:

a)	fastställande av resultaträkning och balansräkning samt, i förekommande fall, koncernresultaträkning och koncernbalansräkning;

b)	dispositioner beträffande vinst eller förlust enligt den fastställda balansräkningen; och

c)	ansvarsfrihet åt styrelseledamöter och verkställande direktör.

8.	Fastställande av styrelse- och revisorsarvoden.

9.	Val av styrelseledamöter samt revisorer och revisorssuppleanter.

10.	Annat ärende, som ankommer på stämman enligt aktiebolagslagen (2005:551) eller bolagsordningen.

At the annual shareholder’s meeting the following matters shall be addressed:

1.	Election of the chairman of the meeting.

2.	Preparation and approval of the voting list.

3.	Election of one or two checkers.

4.	Approval of the agenda.

5.	Determination that the meeting has been duly convened.

6.	Presentation of the submitted annual report and the auditor’s report and, where appropriate, consolidated financial statements and the consolidated auditor’s report.

7.	Resolution regarding:

a)	adoption of the income statement and balance sheet, and where appropriate consolidated income statement and consolidated balance sheet;

b)	appropriation of the company’s profit or loss pursuant to the adopted balance sheet; and

c)	discharge of the members of the Board of Directors and the managing directors from liability.

8.	Determination of remuneration to members of the Board of Directors and auditors.

9.	Election to the Board of Directors and auditors and alternate auditors.

10.	Any other business that arises at the meeting in accordance with the Swedish Companies Act (2005:551) or the Articles of Association.

§ 10 Fullmaktsinsamling och poströstning/Collection of proxy forms and postal voting

Styrelsen får samla in fullmakter på bolagets bekostnad enligt det förfarande som anges i 7 kap. 4 § andra stycket aktiebolagslagen. Styrelsen får även, inför en bolagsstämma, besluta att aktieägarna ska kunna utöva sin rösträtt per post enligt det förfarande som anges i 7 kap. 4 a § andra stycket aktiebolagslagen.

The board of directors may collect proxies at the company’s expense pursuant to the procedure stated in Chapter 7, section 4, second paragraph of the Swedish Companies Act. The board of directors may also, prior to a general meeting, resolve that shareholders shall have the option to exercise their voting rights by means of postal voting pursuant to the procedure stated in Chapter 7, section 4 a, second paragraph of the Swedish Companies Act.

§ 11 Räkenskapsår/Financial year

Bolagets räkenskapsår är 1 januari – 31 december (kalenderår).

The company shall have a financial year from 1 January to 31 December (calendar year).

§ 12 Avstämningsförbehåll/Registration of shares

Bolagets aktier ska vara registrerade i ett avstämningsregister enligt lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument.

The company’s shares shall be registered in a securities register according to
Swedish Central Securities Depositories and Financial Instruments Accounts Act (Swe. Lagen om värdepapperscentraler och kontoföring av finansiella instrument, SFS 1998:1479).

§ 13 Form för bolagsstämma / Format of general meeting

Bolagsstämman ska hållas i Stockholm eller digitalt, enligt styrelsens beslut.

The general meeting shall be held in Stockholm or digitally, as determined by the board of directors.

5